May 10, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Ms. Cheryl Grant
Mr. Kyle Moffatt
Ms. Sharon Virga

RE:	Infinera Corporation
Amendment No. 3 to Form S-1
Filed on April 27, 2007
File No. 333-140876

Ladies and Gentlemen:

On behalf of Infinera Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 4, 2007, relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-140876) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 4 (against the Registration Statement filed on April 27, 2007). In addition, we supplementally advise the Staff that as of the date of this letter the Company and its underwriters expect that the price range for the offering will be $10.00 to $12.00.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 4, as applicable.

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	Please refer to prior comment number 4. In light of your response to our prior comment number 6, in your next submission please expand this section for trends that discusses and discloses the future impact on revenue, cost of sales, gross margin, operating and net income of the revenue that you have deferred under SOP 97-2 to also include the impact on cost of sales, gross margin, operating and net income for inventory write-downs that have been made under ARB 43 for inventory that you believe will be sold in the future at a value greater than that reflected in inventory. In the future, if inventory is sold that has been written down in accordance with ARB 43, the income attributable to the sale of the written down inventory should be separately disclosed on the face of the financial statements and discussed in detail in the footnotes and MD&A.

RESPONSE: We supplementally advise the Staff that to date the Company has not sold any inventory that had been written down under the lower of cost or market rule at a value greater than that reduced inventory cost. In addition, deferred inventory costs related to products sold at a loss are written down to a value which will result in a zero gross margin when the revenue is recognized.

However, during 2005 the Company sold inventory that was previously reserved as excess and obsolete that resulted in $1.3 million of income in 2005. In response to the Staff’s comment, we have revised the Registration Statement on page 52 to disclose the impact of selling the fully written down inventory on cost of revenue, gross loss, loss from operations and net loss.

If the Company realizes income on inventory previously written down in the future, it will continue to disclose the impact of this income in the financial statements and discuss its impact on cost of revenue, gross loss, loss from operations, and net loss.

Overview of Consolidated Financial Data, page 35 Gross Margin, page 38

2.

Please refer to prior comment 6. Tell us why you believe that ARB 43 is applicable to your common equipment inventories. Statement 5 of Chapter 4 of ARB 43 states that a charge should be taken against inventory and revenue whenever the utility of inventory has been impaired by damage, deterioration, obsolescence, changes in price levels, or other causes. Tell us in detail why you believe that your common equipment inventories are impaired, prior to their ultimate sale, when you continue

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

to sell it and place orders for the common equipment with your suppliers. In this regard, it is unclear why you would purchase common equipment from a supplier if there was truly “a loss of utility of these products.” We may have further comments.

RESPONSE: We supplementally advise the Staff that the Company believes ARB 43 is the appropriate accounting literature to use to value both our common and network inventory. ARB 43 defines the term inventory as “those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.” The Company purchases, manufactures and assembles electronic components for both its common and network inventory products. The Company has developed a proprietary design for both its common and network products such that its common equipment products are essential to the overall interoperability of its network and are not compatible with its competitors’ products. The Company manufactures these components with the intent of selling the finished good products of common and network equipment to its customers. The Company retains the risk of ownership during the procurement and manufacturing process for its inventory. The Company therefore believes its inventory (raw materials, WIP and finished goods) parts should be valued in accordance with ARB 43 based on the facts and circumstances outlined below.

The Company enters into Master Purchase Arrangements (“MPAs”) with its customers which contain the general terms and conditions and agreed upon pricing for all of the Company’s common and network equipment products at the finished good unit level. The price list is at the finished good unit level so that the Company’s customers may purchase the necessary equipment to match their specific needs and network route configurations. The price list is effective for the term of the agreement which is generally 2 to 5 years in length. The MPA generally doesn’t contain any contractual requirement by the customer to purchase any particular mix of products or minimum quantities nor does it generally contain a specific work plan, timetable of delivery or expected build configuration of the data routes. Each customer determines its network specifications such as the number of routes, the intended capacity and the length of the route (metro vs. long-haul). The DTN’s architecture, with TAMs, TOMs and DLMs separate from common equipment, was designed precisely to offer maximum flexibility to the customer in the face of uncertain demands. Until customers issue a purchase order, no commitment to deliver exists. Customers order and take delivery of common and network products at the finished good unit level.

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

The Company enters into firm non-cancelable purchase commitments with its suppliers to procure its inventory component parts. The Company assumes all of the risk of ownership of the inventory upon issuing a purchase order with its suppliers. Given the proprietary design of the Company’s products and volume levels and growth to-date, the Company has had to make firm purchase commitments to its suppliers in advance of receiving purchase orders from its customers. The Company therefore assumes all responsibility for the accuracy of its demand forecast, risk of selling its finished goods inventory and risk of selling such finished good inventory at a price in excess of its cost. These firm purchase commitments typically reflect lead times of thirteen to twenty-six weeks depending on the component. During this timeframe, the Company continues to execute contracts and purchase orders with its customers. The Company has generally agreed to the price of its inventory components with its suppliers in advance of receiving purchase orders from its customers due to the long procurement lead times. Therefore, the Company believes that the firm non-cancelable purchase commitments and the inventory on hand are impaired by prices contained in purchase orders subsequently received.

As an illustration, the Company considered the profitability and purchasing patterns of its largest customer, Level 3, who represents approximately 65% of the Company’s business through March 31, 2007. It can be demonstrated that the MPA was signed in the second quarter of 2005 and the engagement did not reach overall profitability, on a cumulative shipment basis, until the second quarter of 2006. This demonstrates that the Company bears all of the financial risk of its customers buying its initial low cost common equipment for a significant amount of time prior to issuing additional purchase orders to expand their routes or the capacity of their routes. As noted above, the MPAs generally do not contain any guarantees that would enable the Company to reasonably predict when and if a customer relationship will become profitable, because the Company does not have a legally enforceable contractual obligation for additional product purchases. As a result, the Company determined it was inappropriate to assess future operating margins from subsequent purchases as a basis to value its inventory sold at a loss as this information was not objectively available. For those finished good units sold at a loss, the Company also assessed its firm non-cancelable purchase commitments to assess whether or not a loss should be recorded in accordance with Statement 10 of Chapter 4 of ARB 43.

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

The Company also considered whether there is an effective method of applying the “lower of cost or market” criteria to a higher category of inventory as discussed in Statement 7 of ARB 43. However, given that there is no standard network route configuration or kit that will be ordered by a customer nor any standard configuration that is purchased consistently, it was determined that the common practice of applying the rule to each finished good unit of inventory was appropriate.

3.	Please tell us in detail about your business rationale for selling your common equipment at low or negative margins.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 40 to explain the Company’s business rationale, to gain new customers in a competitive environment, for selling its common equipment at low or negative margins.

We also supplementally advise the Staff that the Company believes that the necessity to sell certain common equipment at low or negative margins is partially driven by the fact that the Company faces strong competition from large established incumbent vendors on initial sales transactions. The Company records low or negative margins on the initial sales transactions because of the percentage of common equipment parts required on the initial sale.

In addition, the Company continues to achieve cost reductions on the cost of manufacturing its equipment and these reductions will reduce the requirement for lower of cost or market adjustments in the future to the extent that customer pricing continues to remain stable. This can be evidenced by the reduction in the LCM adjustment recorded in the first quarter of 2007 to $0.9 million as compared to $9.5 million recorded in the fourth quarter of 2006, which is primarily the result of changes in the bill of materials on a number of common equipment components and a continued decline in component pricing.

While the Company expects this reduced cost trend to continue, the Company believes that it may still have to sell common equipment at low or negative margins in order to compete for new customers and markets. Customers continue to require the Company to mitigate any technology or business risk on their upfront capital investment in the Company’s products by allowing them to purchase common equipment at lower prices combined with a limited number of higher margin network products. The Company believes that customers will purchase additional higher margin network components in the future, but has not been successful in getting binding commitments on product mix

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

from customers prior to the placement of a purchase order. Customers have continued to demand the flexibility to only order these components when they have a business need that requires them to increase capacity on their data networks and when the route design / configuration is known.

4.	Please tell us in detail about the functionality of your common equipment without the higher margin network components. Tell us why you believe a customer would purchase and install your common equipment without the intention of purchasing the other network components.

RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that all hardware modules sold by the Company, other than the Digital Line Module or “DLM,” the Tributary Adapter Module or “TAM” and the Tributary Optical Module or “TOM,” are referred to as common equipment.

Common equipment consists of chassis and various other infrastructure modules required for the deployment of a network route. Not all modules are required in each deployment. The deployment configuration depends on the network design and the route configuration. The configuration of the route varies by customer, customer type and route type and this variability impacts the level and number of common equipment modules required as well as the number of DLMs, TOMs and TAMs that will be added. The route will not, however, carry live network traffic without the addition of at least one DLM, one TOM and one TAM.

The Company has had to provide customers with the flexibility of buying common equipment, DLMs, TOMs and TAMs on a purchase order basis. There generally is no upfront commitment to a particular product mix or route configuration in an MPA with a customer. Therefore, while it is logical to assume that customers will purchase some additional network components, there is no known, “out of the box” route configuration that can be used to classify inventory in categories other than at the finished goods unit level when evaluating its net realizable value.

A list of the various common equipment modules that the Company offers is attached as Appendix 1 to this letter.

Critical Accounting Policies and Estimates, page 39

Stock-Based Compensation, page 41

5.

On pages 43-44, we note your continued reference to valuation specialists to assist in determining the estimated fair value of your common stock. While you are not required to make reference to this valuation specialist, when you do you should also

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation specialist, you should revise to indicate that the method and assumptions were used by management to determine the valuation. Please revise.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 44 through 46 to delete the references to the independent valuation specialist in explaining how the board of directors and management determined the estimated fair value of the Company’s common stock.

Management, page 74

Compensation Discussion and Analysis, page 82

6.	We note your disclosure on pages 84 and 86. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the companies that you considered for purposes of benchmarking the elements of the named executive officers’ compensation. See Regulation S-K Item 402(a)(v) and (b)(2)(xiv).

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 89 to identify all of the peer companies that the Company considered for purposes of benchmarking the elements of the named executive officers’ compensation.

7.	We note your revisions in response to our prior comment eight. Please disclose your named executive officers’ bonus or shipment targets, as applicable, or, to the extent that you believe you are not required to disclose this information according to Instruction 4 to Regulation S-K Item 402(b), discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed targets.

RESPONSE: We respectfully advise the Staff that we believe the Company is not required to disclose the named executive officers’ bonus or shipment quantitative targets according to Instruction 4 to Regulation S-K Item 402(b) because the disclosure of such information would result in competitive harm to the Company. In response to the Staff’s comment, we have revised the Registration Statement on page 92 to discuss the financial metrics used to calculate the bonuses and to discuss how difficult the Company believes it will be for the Company to achieve the undisclosed quantitative targets.

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Matthew W. Sonsini (650-565-3688) or me (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Sonsini at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Richard A. Kline
Richard A. Kline

cc:	Jagdeep Singh
Duston M. Williams
Michael O. McCarthy III
Larry W. Sonsini
Matthew W. Sonsini
Eric C. Jensen
John T. McKenna
Nicole Brookshire

Securities and Exchange Commission

Re:  Infinera Corporation

May 10, 2007

APPENDIX 1 – Common Equipment

Common Equipment Modules

Digital Transport Chassis (DTC)

Optical Transport Chassis (OTC)

Management and Control Module (MCM)

Band Multiplexing Module (BMM)

Optical Amplifier Module (OAM)

Optical Management Module (OMM)

Dispersion Management Chassis (DMC)

Dispersion Compensation Module (DCM)

Ancillary and Other Interconnecting Modules

Network Equipment

Digital Line Module (DLM)

Tributary Adapter Module (TAM)

Tributary Optical Module (TOM)

Background on Deployment

The amount of common equipment required to bring up a route depends on the length of the route. There are two types of common equipment: DTN common equipment and optical line amplifier common equipment.

1.	DTN common equipment is needed wherever the customer needs DLMs. DTN common equipment includes a chassis [DTC], software control cards [MCMs], and a card which allows multiple DLMs to share one fiber [BMM].

2.	Optical line amplifiers are used in long-distance networks in locations where the light needs a new “boost” but no DLMs are needed. These sites are thus comprised entirely of common equipment and include a chassis [OTC], software control cards [OMMs], and signal amplifiers [OAMs].

A small metro network connecting four locations would have four sets of DTN common equipment and no optical line amplifier common equipment. A nationwide long distance network might have on the order of 300 sites, with about 100 sets of DTN common equipment and about 200 sets of optical line amplifier equipment.

The Company’s customers have very unpredictable demand patterns. Also, because longer circuits generally require more DLMs, uncertainty about sales mix results in uncertainty about DLM purchases. If a customer sells a circuit from Washington to Baltimore, it may consume bandwidth on only 2 DLMs. If that same customer sells a circuit from Washington to LA, it may consume bandwidth on 6 or 8 DLMs, depending on his network configuration. The DTN’s architecture, with TAMs and DLMs separate from common equipment, was designed precisely to offer maximum flexibility in the face of uncertain demands.